UNITED STATES                 SEC File Number:
                       SECURITIES AND EXCHANGE COMMISSION       000-28027
                             Washington, D.C. 20549
                                                                CUSIP Number:
                                   FORM 12b-25                  378970 10 7

                           NOTIFICATION OF LATE FILING


(Check One): [X] Form 10-K   [_] Form 20-F   [_] Form 11-K   [_] Form 10-Q
             [_] Form 10-D   [_] Form N-SAR  [_] Form N-CSR

     For Period Ended: December 31, 2005
                      -------------------
     [_]  Transition Report on Form 10-K
     [_]  Transition Report on Form 20-F
     [_]  Transition Report on Form 11-K
     [_]  Transition Report on Form 10-Q
     [_]  Transition Report on Form N-SAR

          For the Transition Period Ended:______________________________________


________________________________________________________________________________
  Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
________________________________________________________________________________

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________



PART I - REGISTRANT INFORMATION


Global Beverage Solutions, Inc.
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Full Name of Registrant

Pacific Peak Investments
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Former Name If Applicable

7633 East 63rd Place, Suite 220
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Address of Principal Executive Office

Tulsam OK  74133
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City, State and Zip Code





PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]  |    (a)  The reasons  described in  reasonable  detail in Part III of this
     |         form  could  not be  eliminated  without  unreasonable  effort or
     |         expense;
[X]  |    (b)  The subject annual report,  semi-annual report, transition report
     |         on Form 10-K,  Form 20-F,  Form 11-K or Form N-SAR, or Form N-CSR
     |         or portion  thereof will be filed on or before the 15th  calendar
     |         day following the prescribed  due date; or the subject  quarterly
     |         report or transition report on Form 10-Q or subject  distribution
     |         report  on Form  10-D,  or  portion  thereof  will be filed on or
     |         before the fifth  calendar day following the prescribed due date;
     |         and
     |    (c)  The  accountant's  statement  or other  exhibit  required by Rule
     |         12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR or N-CSR the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Registrant recently engaged new management and this new management had hoped to complete its review of both the financial information and the controls adopted by former management. In connection with the engagement of new management, the Registrant has also engaged a new audit firm. The transition associated with these two matters has delayed the audit and review processes. Additionally, the Registrant recently acquired a significant asset shortly before the end of its fiscal year and the valuation of this new asset has taken additional time.

     While late filings are suggestive of the inadequacy of controls, new management felt that a careful review of the controls and financial information was important to insure that the filing of the subject report, when made, would be accurate in all respects. New management is also undertaking the engagement of a new chief compliance officer who will also participate in this review to insure both the accuracy of the forthcoming report and adoption of new controls to insure the timeliness of future reports.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                   James A. Reskin                    502           561-0500
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                       (Name)                     (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [_] No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [_] Yes  [X] No

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     If so: attach an explanation of the anticipated  change,  both  narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                         Global Beverage Solutions, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date March 31, 2006             By: /s/ Richard T. Clark
    -------------------            ---------------------------------------------
                                   Richard T. Clark
                                   Chief Executive Officer